Exhibit 99.12

Bookham Technology plc

Planned Share Trading Plans

Oxfordshire, UK – March 22, 2004: Bookham Technology plc (LSE:BHM; NASDAQ:BKHM) (“Bookham”) announces that its board of directors has adopted a policy of permitting the use of a structured, pre-arranged trading plan to sell specified portions of shares in Bookham over a designated period of time in accordance with UK legislation and regulations and Rule 10b5-1 of the US Securities Act of 1934.

The policy permits directors of Bookham to implement plans when they are not in possession of un-published price sensitive information, in order gradually to diversify their shareholdings, to minimise the market effect of share sales by spreading them over a period of time and to avoid concerns about trading in shares while in the possession of un-published price sensitive information.

On March 19, 2004, Andrew Rickman, the Chairman of Bookham, entered into a trading plan whereby Dr Rickman will sell 300,000(1) ordinary shares of Bookham on the third business day after the Company’s results announcement for each quarter up and until May 31, 2005.

On March 19, 2004, Giorgio Anania, the Chief Executive Officer of Bookham, entered into a trading plan whereby Dr Anania will sell 150,000 ordinary shares of Bookham on the third business day after the Company’s results announcement for each quarter up and until May 31, 2005.   The minimum price at which shares are to be sold pursuant to the trading plan is £1.60 per share.

On March 19, 2004, Robert Rickman, a non-executive Director, entered into a trading plan whereby Mr Rickman will sell 60,000(2) ordinary shares of Bookham on the third business day after the Company’s results announcement for each quarter up and until May 31, 2005.

Contact:

Sharon Ostaszewska

Director Communications

Bookham Technology plc

Tel: + 44 (0) 1235 837000

Philip Davis

Company Secretary

Bookham Technology plc

Tel: + 44 (0) 1235 837000

(1) Includes 150,000 Ordinary Shares to be sold by the Rickman 1998 Accumulation and Maintenance Settlement Trust of which Andrew Rickman is a trustee.

(2) Includes 30,000 Ordinary Shares to be sold by Marion Rickman, the wife of Robert Rickman.